Exhibit 99.2

Second Quarter 2023 Financial Results

Net Revenues

Net revenues totaled $110.1 million in 2Q23, compared to net revenues of $112.4 million for 2Q22, a decrease of 2.1% year-over-year. On a constant currency basis, net revenues increased 4.3% from 2Q22 to 2Q23, totaling $117.3 million. In 2Q22 there was a recognition of sales of brands in the amount of approximately $3.5 million, leading to a higher comparison base.

The YoY decrease was mainly driven by the impact of the devaluation of some local currencies totaling $7.2 million (particularly in Colombia) as well as CDMO order phasing, especially for U.S. clients, a decrease in sales related to Rymco ceased operations, and a decrease of sales in the OTC market in El Salvador.

Net revenues from 2Q23 increased by 30.8% when compared with 1Q23, positively impacted by an increase in sales of (i) $8.5 million in Procaps Colombia, (ii) $7.0 million in Nextgel; (iii) $5.0 million in CASAND; (iv) $4.2 million in CAN, and (v) $1.1 million in Diabetrics. This reflects an uptake of sales in all regions and business segments.

In terms of business lines, Rx (approximately 46% of total net revenues) presented the highest growth for 1H23, followed by Clinical Specialties (approximately 7% of total net revenues) and OTC (approximately 18% of total net revenues).

Net revenues totaled $194.2 million in 1H23 and $211.9 million on a constant currency basis, an increase of 7.0% from 1H22.

Net revenues by strategic business segment are shown below:

U$ million	2Q23	%NR	2Q23*	2Q22	%NR	Δ%	Δ%*
CAN	13.8	12.6%	13.9	16.8	15.0%	-18.0%	-17.6%
CASAND	21.0	19.1%	20.9	17.1	15.2%	22.9%	22.4%
Diabetrics	5.2	4.7%	5.9	6.0	5.3%	-12.8%	-1.6%
Nextgel	32.0	29.1%	33.5	32.9	29.3%	-2.9%	1.9%
Procaps Colombia	38.0	34.6%	43.1	39.6	35.2%	-3.9%	8.8%
Total Net Revenues	110.1	100.0%	117.3	112.4	100.0%	-2.1%	4.3%

U$ million	1H23	%NR	6M23*	1H22	%NR	Δ%	Δ%*
CAN	23.4	12.0%	23.5	28.1	14.2%	-16.8%	-16.3%
CASAND	37.0	19.1%	37.3	29.7	15.0%	24.9%	25.7%
Diabetrics	9.3	4.8%	10.8	10.6	5.3%	-12.4%	1.8%
Nextgel	56.9	29.3%	61.3	58.3	29.4%	-2.3%	5.2%
Procaps Colombia	67.6	34.8%	79.0	71.5	36.1%	-5.4%	10.6%
Total Net Revenues	194.2	100.0%	211.9	198.0	100.0%	-1.9%	7.0%

*	Constant currency basis

Central America North (CAN)

Net revenues for the CAN business segment were $13.8 million in 2Q23, an increase of 44.4% versus 1Q23, and a decrease of 18.0% versus 2Q22. 2Q23 followed the same trend as 1Q23, which was impacted mainly by a decrease in the OTC VitalCare segment in El Salvador. Also, 2Q22 was positively impacted by the sales of brand in the amount of approximately $3.5 million.

Net revenues for 1H23 were impacted by the effects mentioned above, reaching $$23.4 million in 1H23, a decrease of 16.8% in the period.

We reinforced our sales force in El Salvador, focusing on opening new distributors for the OTC market and we can see the improvement from 1Q23 to 2Q23.

The Rx portfolio grew approximately 5.7% in 2Q23, and Clinical Specialties more than doubled. Nicaragua and Honduras have shown significant improvement from 2Q22, growing approximately 25.6% and 69.8%, respectively, in the period.

Central America South and Andean Region (CASAND)

Net revenues for the CASAND business segment totaled $ 21.0 million in 2Q23, an increase of 31.2% versus 1Q23 and an increase of 22.9% when compared to 2Q22, mainly due to the positive performance of new products launched in the region, such as Dol B-vit, Fortzink and Dexkedol; and a sales increase in the existing product portfolio, such as Merobac, Dayflu, Alercet D, Albisec, among others. On a constant currency basis, net revenues increased by 22.4% in the quarter.

Net revenues for 1H23 reached $37.0 million, an increase of 24.9%. On a constant currency basis net revenues increased by 25.7%.

Panama and Dominican Republic performed well, with net revenues growth of approximately 40.0% and 65.1%, from 2Q22 to 2Q23, respectively.

Diabetrics

Diabetrics net revenues totaled $5.2 million, an increase of 28.3% from 1Q23, and a decrease of 12.8% when compared with 2Q22, mainly impacted by currency devaluation of approximately $0.7 million. On a constant currency basis, net revenues decreased 1.6% from 2Q22 to 2Q23.

2023 is a transition year for this business unit. We are working on several G&A synergies, such as integrating the back office and sales force with Procaps Colombia.

Net revenues for 1H23 reached $9.3 million, and $10.8 million on a constant currency basis, an increase of 1.8% versus 1H22.

We have launched in El Salvador and Ecuador, and we are receiving registration approvals for different products in Mexico, where we expect to launch a more complete portfolio by the end of 2024.

Nextgel

Net revenues for the Nextgel business segment were $32.0 million in 2Q23, an increase of 28.1% versus 1Q23, and a decrease of 2.9% versus 2Q22, impacted mainly by currency devaluation of approximately $1.6 million. On a constant currency basis, net revenues increased by 1.9%, compared to 2Q22.

The quarter was negatively impacted mainly by order phasing from some of our U.S. clients in gummies and soft gels, phasing of product development services, the ongoing impact of the change of manufacturing site of dronabinol, and the ongoing bioequivalence test for progesterone. We expect to see a positive effect in the second half of the year.

Net revenues for 1H23 totaled $56.9 million, and $61.3 million on a constant currency basis, an increase of 5.2% versus 1H22, positively impacted by the portfolio increase from existing partners from Latin America.

Procaps Colombia

Net revenues for the Procaps Colombia segment totaled $38.0 million in 2Q23, an increase of 28.7% from 1Q23, and a decrease of 3.9% versus 2Q22, impacted by the currency devaluation of approximately $5.0 million and the decrease in sales of the Rymco ceased operations.

The RX Farma Procaps sales grew approximately 14.4% in 2Q23 versus 2Q22, Clinical Specialties grew approximately 9.0% and the OTC VitalCare business unit grew approximately 7.6%, primarily due to the demand increase of its leading brands in the market as well as the positive rollout of new products. Approximately 21% of total net revenues came from new products launched in the last 36 months.

Net revenues for 1H23 totaled $67.6 million, and $79.0 million on a constant currency basis, for an increase of 10.6% in comparison with 1H22, on a constant currency basis.

Gross Profit

Gross profit totaled $61.2 million in 2Q23, with a 55.6% gross margin, and $107.3 million in 1H23, with a 55.2% gross margin for the period.

Gross profit was negatively impacted by currency devaluation of approximately $4.0 million, higher COGS negatively affected by the mix of products sold and the decrease of product development services. There was also a higher comparison base from 2Q22, when there were sales of brands that affected gross profit by approximately $3.5 million.

U$ million	2Q23	2Q22	Δ%	1H23	1H22	Δ%
Net Revenues	110.1	112.4	-2.1%	194.2	198.0	-1.9%
COGS	(48.9)	(39.8)	22.8%	(87.0)	(78.3)	11.1%
Gross Profit	61.2	72.6	-15.8%	107.3	119.8	-10.4%
Gross Margin	55.6%	64.6%	-901.2 bps	55.2%	60.5%	-524.6 bps

Operating Expenses

Operating expenses totaled $16.5 million in 2Q23, a decrease of 73.9% versus 2Q22, mainly due to the positive Other Expenses.

SG&A totaled $46.1 million in 2Q23, a decrease of 15.4% versus 2Q22, representing 41.9% of total net revenues. On a constant currency basis, SG&A decreased 10.0% in the quarter. The decrease was a consequence of the ongoing efforts related to the value creation initiatives.

SG&A totaled $88.9 million in 1H23, a decrease of 10.4% versus 1H22, representing 45.8% of total net revenues. On a constant currency basis, SG&A decreased 2.6% in 1H23.

U$ million	2Q23	%NR	2Q22	%NR	Δ%
Sales and marketing expenses	(21.5)	19.5%	(25.7)	22.8%	-16.2%
Administrative expenses	(24.6)	22.4%	(28.8)	25.7%	-14.7%
Other expenses	29.6	-26.9%	(8.6)	7.7%	n.a.
Total Operational Expenses	(16.5)	15.0%	(63.1)	56.2%	-73.9%

U$ million	6M23	%NR	6M22	%NR	Δ%
Sales and marketing expenses	(42.2)	21.7%	(45.8)	23.1%	-8.0%
Administrative expenses	(46.7)	24.1%	(53.4)	27.0%	-12.5%
Other expenses	33.6	-17.3%	(3.5)	1.8%	n.a.
Total Operational Expenses	(55.3)	28.5%	(102.7)	51.9%	-46.2%

Sales and marketing expenses totaled $21.5 million in 2Q23, a decrease of 16.2% versus 2Q22, mainly due to the efforts of the value creation initiatives. For 1H23, sales and marketing expenses totaled $42.2 million.

Administrative expenses totaled $24.6 million in 2Q23, a decrease of 14.7% versus 2Q22, mainly driven by the execution of the value creation initiatives. For 1H23, expenses totaled $46.7 million, a decrease of 12.5% versus 1H22.

Other expenses for 2Q23 and 1H23 are related mainly to the impact of exchange rate differences from the balance sheet that is reflected in the P&L of approximately $10.5 million and the one-time settlement with third parties with respect to certain matters in favor of the Company of approximately $19.3 million.

Financial Expenses

Net financial expenses totaled $6.8 million in 2Q23 and $5.1 million in 1H23, negatively impacted mainly by interest expenses.

There was a positive impact related to the net fair value gain of the Procaps ordinary shares held in escrow and warrants liabilities, which are non-cash items. Excluding this effect, net financial expenses totaled $11.8 million in 2Q23 and $21.3 million in 1H23, mostly impacted by interest expense ($10.6 million in 2Q23 and $19.4 million in 1H23).

U$ million	2Q23	2Q22	Δ%	1H23	1H22	Δ%
Banking expenses and fees	(0.9)	(0.4)	137.3%	(1.3)	(0.8)	64.1%
Others financial expenses	(0.3)	(0.3)	12.5%	(0.6)	(0.4)	42.4%
Net fair value gain/loss of warrants liabilities	2.5	(1.1)	n.a.	6.5	0.6	914.9%
Net fair value gain/loss of shares held in escrow	2.5	(10.8)	n.a.	9.7	7.7	25.0%
Interest expenses	(10.6)	(6.3)	68.4%	(19.4)	(11.4)	70.3%
Net Financial Expenses	(6.8)	(18.8)	-63.9%	(5.1)	(4.2)	21.9%

Net Income

Procaps reported net income of $27.0 million for 2Q23 and a loss of $6.9 million for 2Q22. Non-cash items totaled $5.0 million in 2Q23 and $11.9 million in 2Q22.

Net income for 1H23 totaled $33.6 million, an increase from $9.5 million in 1H22. Non-cash items totaled $16.1 million in 1H23 and $8.4 million in 1H22.

U$ million	2Q23	%NR	2Q22	%NR	Δ%	1H22	%NR	1H22	%NR	Δ%
EBIT	44.7	40.6%	9.5	8.4%	370.9%	51.9	26.7%	17.0	8.6%	205.0%
Net Financial Expenses	(6.8)	-6.2%	(18.8)	-16.7%	-63.9%	(5.1)	-2.6%	(4.2)	-2.1%	21.9%
EBT	37.9	34.5%	(9.3)	-8.3%	n.a.	46.8	24.1%	12.8	6.5%	265.2%
Income Tax	(11.0)	-10.0%	2.4	2.1%	n.a.	(13.2)	-6.8%	(3.3)	-1.7%	301.9%
Net Income	27.0	24.5%	(6.9)	-6.2%	n.a.	33.6	17.3%	9.5	4.8%	252.5%

Indebtedness

As of June 30, 2023, our total gross debt was $288.3 million, compared to $285.9 million as of December 31, 2022.

Gross debt consisted mainly of Senior Notes in the amount of $115.0 million; other loans in the amount of $93.8 million, a syndicated loan in the amount of $40.2 million, and lease liabilities in the amount of $35.0 million. Total gross debt is carried at an average cost of 13.3%.

The Senior Notes have a fixed interest rate of 8.5% and mature in 2031. Other loans consist of loans in different currencies (COPs, Soles, Brazilian Reais and USD) with differing interest rates, some with variable rates. The syndicated loan is in COPs, with a variable interest rate of IBR+5.30% and maturity by 2025.

Cash totaled $11.5 million as of June 30, 2023. Cash decrease was impacted mainly by changes in the working capital and the payment of short term debts that were not rolled over.

Total net debt as of June 30, 2023, totaled $276.8 miAllion, of which approximately 29% consisted of short-term obligations.

U$ million	1H23	2022	1H22
Short Term	118.7	257.5	75.7
Long Term	169.6	28.4	181.8
Gross Debt	288.3	285.9	257.5
Cash and cash equiv.	11.5	43.0	37.6
Net Debt	276.8	242.9	220.0

On August 16, 2023, we entered into a Credit Agreement with Bancolombia and Banco Davivienda, as lenders. The Credit Agreement provides for a loan of up to COP$247,817,751,759.49. The proceeds of the loan are to be used exclusively for the prepayment of existing indebtedness of the Company and its subsidiaries, including the full repayment of the outstanding indebtedness under the syndicated loan agreement. The Credit Agreement provides for a term of six years, and interest accrues thereunder at a rate equal to the Colombian Central Bank’s reference rate (for a three-month tenor) plus 8.50%.

Capital Expenditures (“CAPEX”)

As of June 30, 2023, CAPEX totaled $12.7 million, comprised of $7.2 million of property, plant & equipment (“PP&E”) and $ 5.5 million of intangible CAPEX.

PP&E CAPEX refers mainly to the construction of the new Miramar site for Funtrition, the increase of installed capacity in our plants and the expansion of analytical lab capacity.

Intangible CAPEX refers mainly to investments in the development of new products and product sanitary registration fees.

These investments are aligned with our strategic growth plan to increase production capacity, facilities improvements and increase capacity to develop new products.

U$ million	1H23	% NR	1H22	% NR	Δ%
Intangible CAPEX	5.5	2.8%	5.1	2.6%	7.6%
PP&E CAPEX	7.2	3.7%	10.5	5.3%	-31.3%
Total CAPEX	12.7	6.5%	15.6	7.9%	-18.6%

Cash Flow

Cash flow from operating activities during 2Q23 was $30.3 million, mainly impacted by changes in working capital.

U$ million	1H23	1H22	Δ%
Net Income	33.6	9.5	252.5%
D&A	8.0	8.4	-4.2%
Income Tax expenses	13.2	3.3	301.8%
Finance expenses	5.1	4.2	21.9%
Other adjustments	(13.2)	1.8	n.a.
Changes in working capital	(16.4)	(6.4)	158.8%
Cash from operations	30.3	20.9	45.1%
Interest paid	(1.9)	(0.9)	98.6%
Income tax paid	(4.9)	(3.6)	34.0%
Operating Cash Flow	23.5	16.3	44.5%
CAPEX and R&D investments	(12.9)	(13.1)	-1.3%
Free Cash Flow	10.6	3.2	230.4%
Financing Cash Flow	(43.6)	(36.2)	20.8%
Increase (Decrease) in Cash	(33.0)	(33.0)	20.8%

Cash conversion cycle was 137 days ($154.0 million).

(days)	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23
Acounts receivables (DSO)	103	96	100	107	114	103	121.0
Inventories (DIO)	70	85	83	83.1	85.0	87.4	91.7
Accounts payable - suppliers (DPO)	75	78	76	78.8	79.2	70.4	76.2
Working Capital	98	103	107	111	120	120	137

Board of Director Update

Effective August 29, 2023, Mr. Alejandro Weinstein respectfully resigned from the board of directors (the “Board”) of Procaps Group, S.A. (the “Company”). Mr. Weinstein decided to resign based on disagreements with the Board regarding the strategic priorities and direction of the Company.

Alberto Eguiguren Correa, who was originally appointed to the Board pursuant to the nomination rights of Hoche Partners Pharma Holding S.A. (of which Mr. Weinstein is the sole beneficial owner), shall continue his service on the Board.

The Company is considering and evaluating potential candidates for a successor to Mr. Weinstein.

About Procaps Group

Procaps Group, S.A. ("Procaps”) (NASDAQ: PROC) is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,500 employees working under a sustainable model. Procaps develops, manufactures, and markets over the counter (OTC) pharmaceutical products and prescription pharmaceutical drugs (Rx), nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com.

APPENDIX

Portfolio Overview

Procaps´ portfolio is comprised by 5 business lines: Nextgel, Diabetrics, Farma Procaps, Clinical Specialties, and Vital Care.

Nextgel

Nextgel is the iCDMO (integral contract development and manufacturing organization) arm of Procaps. We develop and manufacture proprietary Softgel technology, such as Unigel, Versagel, Chewgel, G-tabs and specialized gummies. We export to over 50 countries and partner with global and regional pharmas. This is exclusively a B2B channel.

Diabetrics

Diabetrics is a health solution for diabetes patients. It is a patient-centric solution, offering a comprehensive portfolio of products and differentiated services. This solution is offered in Colombia, and we expect to launch in Central America and Mexico beginning in 2023.

Farma Procaps

Farma Procaps formulates, manufactures and markets branded prescription drugs. It represents a high-growth portfolio that focuses on nine therapeutic areas: feminine care products, pain relief, skin care, digestive health, growth and development, cardiology, vision care, central nervous system and respiratory.

Clinical Specialties

Clinical Specialties business line develops, manufactures, and markets high-complexity drugs for hospitals and clinics, such as antibiotics, blood clots, immunosuppressants, oncology, and analgesics products.

VitalCare

VitalCare business line develops, manufactures, and markets OTC consumer healthcare products through an extensive portfolio focused on high-prevalence therapeutic areas, including gastrointestinal, skin care, cough, and cold, analgesics, urological, and vitamins, minerals, and supplements.

Our Farma Procaps, VitalCare and Clinical Specialties business units are part of three business segments: CAN, CASAND, and Procaps Colombia.

Procaps Colombia primarily serves the Colombian market; CAN primarily serves the Honduras, Nicaragua, El Salvador, United States, and Guatemala markets; and CASAND primarily serves the Panama, Costa Rica, Ecuador, Dominican Republic, Peru, and Bolivia markets.

Use of Non-IFRS Financial Measures

Our management uses and discloses EBITDA, Contribution Margin, Contribution Margin on a constant currency basis and net revenue on a constant currency basis, which are non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. These non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS.

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We currently present net revenue on a constant currency basis. We calculate constant currency by calculating three month-end period for the three months and six months ended June 30, 2023 using prior-period (three months and six months ended June 30, 2022) foreign currency exchange rates. The functional foreign currencies for the primary regional markets where we operate, such as the Colombian Peso and the Brazilian Real, were adjusted on a constant currency basis at the exchange rates of COP$3,914.46 per U.S. $1.00 and R$5.0782 per U.S. $1.00, for the three months and six months ended June 30, 2022. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.